UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: October 26, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, October 26, 2016

DBV Technologies Announces Publication of Positive Viaskin Peanut Data From NIAID-Sponsored Phase II Academic Study in the Journal of Allergy and Clinical Immunology

The study, CoFAR6, evaluated peanut-allergic patients 4 to 25 years of age

Primary endpoint of the study was met; greatest benefit observed in children

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT) today announced the publication of 12-month results from CoFAR6, a Consortium of Food Allergy Research (CoFAR) study sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), investigating the use of Viaskin Peanut for the treatment of peanut-allergic patients 4 to 25 years of age. The primary endpoint of the study, which measured a statistically significant desensitization to peanut, was met, with a greater clinical benefit reported in younger participants. The authors of the publication concluded that Viaskin Peanut was safe and could potentially be a convenient mode of treatment for peanut allergy.

Results from the CoFAR6 study were previously announced and presented at the 2016 American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in March 2016 in Los Angeles, CA.

“No FDA-approved treatment for peanut allergy exists today. Risks of severe reactions from accidental exposure are a constant threat for these patients, even when following a peanut-free diet,” said Dr. Stacie Jones, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s Hospital, Little Rock, AR, and lead author of the publication. “A novel treatment that can provide an essential balance between safety and efficacy will be of key importance in the treatment of these patients. The results from CoFAR6 with Viaskin Peanut are promising, and we are looking forward to learning more about this new treatment modality.”

Viaskin Peanut is the company’s lead product candidate, which is based on epicutaneous immunotherapy (EPIT), a proprietary technology platform that can deliver biologically active compounds to the immune system through the skin.

The CoFAR6 study publication, titled Epicutaneous Immunotherapy for the Treatment of Peanut Allergy in Children and Young Adults, was published online ahead of print in the Journal of Allergy and Clinical Immunology (JACI): www.jacionline.org/inpress (DOI: 10.1016/j.jaci.2016.08.017).

About the CoFAR6 Study

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate Viaskin Peanut in children, adolescents and young adults allergic to peanuts. This trial is sponsored and funded by the NIAID and led by Dr. Stacie Jones. The CoFAR6 trial is being conducted in five hospitals in the United States, and 75 patients were enrolled; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, subjects were randomized 1:1:1 to two doses of Viaskin Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was percent of patients desensitized to peanut protein during peanut protein oral food challenge (OFC) at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the potential safety and efficacy of Viaskin Peanut and statements reflecting management’s expectations for clinical development of our product candidates and the commercial potential of our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contact

Erinn White, Centron PR

+1-646-722-8822

ewhite@centronpr.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com